Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Second Quarter Results for 2016

Or Yehuda, Israel, August 18, 2016 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged primarily, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software, today announced its results for the second quarter of 2016 in accordance with International Financial Reporting Standards (IFRS).

In accordance with Formula’s May 2016 announcement that it will report its financial results under IFRS as of January 1, 2016 (date of adoption), the company’s Consolidated Statements of Financial Position and Consolidated Statements of Profit or Loss for the second quarter and first half ended June 30, 2016 and the comparative periods of 2015 are also reported under IFRS.

The main difference between IFRS and US GAAP reporting, as it applies to the Company, relates to the consolidation of the results of operations of subsidiaries. Under US GAAP, companies are evaluated for consolidation purposes based on voting interests, to determine whether the reporting entity controls and therefore consolidates them. Under US GAAP, the majority voting interest holder of a company (i.e., ownership of more than 50% of the outstanding voting shares of an entity) consolidates that company. Upon transitioning to reporting based on IFRS, the Company consolidated the results of operations of Sapiens International Corporation N.V. and Magic Software Enterprises Ltd. over which it has effective control (“de facto control”), as required under IFRS. “De facto control” exists when the Company’s rights in such entities are sufficient to give it power to have the practical ability to direct the relevant activities of such entities even where it does not have more than 50% of the voting power therein. The Company believes that consolidating the results of operations of entities over which it has “de facto control” provides more consistency in accounting treatment and financial reporting over future periods, whether or not the Company's interest in these entities exceeds 50% (but provided that, and for as long as, it has “de facto control” over such entities). The concept of “de facto control” does not exist under US GAAP. The Company believes that this change provides shareholders with information that better reflects the Company's operations through the subsidiaries that it effectively controls.

Financial Highlights for the Second Quarter of 2016 (in accordance with IFRS)

•	Revenues for the second quarter ended June 30, 2016, increased 7% to $259.1 million, compared to $241.6 million in the same period last year.

•	Consolidated operating income for the second quarter ended June 30, 2016, increased 6% to $20.5 million, compared to $19.4 million in the same period last year.

•	Consolidated net income attributable to Formula’s shareholders for the second quarter ended June 30, 2016, was $6.7 million, or $0.45 per fully diluted share, compared to $2.8 million, or $0.19 per fully diluted share, in the same period last year.

•	Following Formula's acquisition of a 50% share interest in TSG IT Advanced Systems (engaged in the fields of command and control systems, intelligence, homeland security and cyber security), on May 9, 2016, TSG's results of operations are included for the first time in Formula’s financial results based on the equity method of accounting. As of June 30, 2016, Formula held 50.0%, 48.9%, 47.3% and 50% of the outstanding ordinary shares of Matrix IT, Sapiens International Corporation N.V, Magic Software Enterprises and TSG Advance IT Systems, respectively.

Financial Highlights for Six-Month Period Ended June 30, 2016 (in accordance with IFRS)

•	Consolidated revenues for the first half of 2016 increased 9% to $521.2 million, compared to $478.7 million in the same period last year.

•	Consolidated operating income for the first half of 2016 increased 6% to $42.1 million, compared to $39.6 million in the same period last year.

•	Consolidated net income attributable to Formula’s shareholders for the first half of 2016, was $10.8 million, or $0.73 per fully diluted share, compared to $9.3 million, or $0.63 per fully diluted share, in the same period last year.

•	Consolidated cash and short-term and long-term investments in marketable securities and bank deposits totaled approximately $288.8 million as of June 30, 2016.

•	Total consolidated equity as of June 30, 2016, was $719.5 million (representing 59% of the total balance sheet).

•	As of June 30, 2016, Formula was in compliance with all of its financial covenants.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report another quarter of excellent results across our entire portfolio. Sapiens' revenues grew by 15.1% year over year to $53.0 million for the second quarter of 2016 with strong sales to both new and existing customers across all product lines and territories. Both GAAP and Non-GAAP operating profit increased year over year by 6.3% and 15.3% respectively. Expecting sustained growth, Sapiens upped its 2016 annual revenue guidance to $211-$215 million, reflecting a revised annual growth rate of 18%-20%. Matrix reported another successful quarter, showing continued growth across all financial indicators, including revenue, gross profit, operating- and net- profit, despite the lackluster Israeli economy. By correctly identifying and targeting the next wave of needed IT services including cyber, information security and cloud, Matrix is entering new high-demand markets, gaining large projects, and expects to fill 200 new positions with cutting-edge skills by the end of the year. Magic reported another quarter with double-digit revenue growth. Magic continues to enhance its software products, receiving positive customer feedback and strong uptake for its solutions, including its professional services for cloud and mobility solutions. Following its acquisition of Roshtov’s Click’s Development Platform, which was announced in Q2 and completed in the third quarter, and its visibility into the second half of the year, Magic upped its revenue guidance to $195-$200 million, reflecting a revised annual growth rate of 11-13%.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Revenues	259,057	241,642	521,227	478,702
Cost of revenues	197,314	185,243	398,711	366,457
Gross profit	61,743	56,399	122,516	112,245
Research and development costs, net	5,214	3,457	9,730	7,282
Selling, general and administrative expenses	35,991	33,567	70,700	65,374
Operating income	20,538	19,375	42,086	39,589
Financial expenses, net	(706)	(5,410)	(4,552)	(7,336)

Income before taxes on income	19,832	13,965	37,534	32,253
Taxes on income	5,080	4,008	10,517	7,661

Income after taxes	14,752	9,957	27,017	24,592
Equity in gains (losses) of affiliated companies, net	192	(5)	192	-

Net income	14,944	9,952	27,209	24,592
Change in redeemable non-controlling interests	573	229	888	488
Net income attributable to non-controlling interests	7,646	6,932	15,554	14,818
Net income attributable to Formula's shareholders	6,725	2,791	10,767	9,286

Earnings per share (basic)	0.47	0.20	0.76	0.66
Earnings per share (diluted)	0.45	0.19	0.73	0.63

Number of shares used in computing earnings per share (basic)	14,195,759	14,053,068	14,178,059	14,035,212
Number of shares used in computing earnings per share (diluted)	15,490,905	14,636,154	15,484,778	14,620,006

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	220,886	249,141
Marketable securities	52,711	31,605
Short-term deposits	3,067	2,688
Trade receivables	242,143	257,631
Other accounts receivable	49,196	43,112
Inventories	3,891	4,807
Total current assets	571,894	588,984

LONG-TERM INVESTMENTS:
Marketable securities	12,092	30,875
Deferred Taxes	16,726	16,347
Investments in affiliated company	25,971	-
Prepaid expenses and other assets	12,888	11,506
Total long-Term Investments	67,677	58,728

PROPERTY, PLANTS AND EQUIPMENT, NET	24,546	22,003

NET INTANGIBLE ASSETS AND GOODWILL	554,187	545,677

TOTAL ASSETS	1,218,304	1,215,392

CURRENT LIABILITIES:
Liabilities to banks and others financial institutions	67,899	59,082
Debentures	587	213
Trade payables	56,535	68,051
Deferred revenues	48,499	39,694
Employees and payroll accrual	75,981	76,653
Other accounts payable	37,826	41,672
Dividend payable	5,010	4
Liability in respect of business combinations	4,939	2,866
Redeemable non-controlling interests	4,964	4,673
Total current liabilities	302,240	292,908

LONG-TERM LIABILITIES:
Liabilities to banks and others financial institutions	81,894	103,808
Other long term liabilities	8,736	7,811
Debentures	58,100	57,128
Deferred taxes Liability	22,689	22,667
Customer advances	4,712	4,396
Liability in respect of business combinations	4,241	3,434
Liabilities in respect of capital lease	267	494
Accrued severance pay, net	3,397	3,389
Redeemable non-controlling interests	12,486	9,513
Total long-term liabilities	196,522	212,640

EQUITY
Formula shareholders' equity	334,343	331,738
Non-controlling interests	385,199	378,106
Total equity	719,542	709,844

TOTAL LIABILITIES AND EQUITY	1,218,304	1,215,392

FORMULA SYSTEMS (1985) LTD.

STANDALONE FINANCIAL DATA HIGHLIGHTS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	(Unaudited)

Debentures	58,687	57,341

Other financial liabilities	46,538	52,623

Formula shareholders' equity	334,343	331,738

Cash, cash equivalents and short term marketable securities	48,480	78,436

Fair market value of equity holdings in publicly traded subsidiaries	612,913	532,697